

September 8, 2011

Via E-mail
David Wagenseller
VP and Chief Financial Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Freemont, CA 94555

     **Re:**    **Network Equipment Technologies, Inc.**
            **Form 10-K for the Fiscal Year Ended March 25, 2011**
            **Filed June 8, 2011**
            **File No. 001-10255**

Dear Mr. Wagenseller:

We have reviewed your letter dated August 24, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2011.

Form 10-K for the Fiscal Year Ended March 25, 2011

General

1.     You state in your response to our prior comment 2 that your products and related technical support have been re-exported to Cuba, Iran, Sudan, and Syria, countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, and support that you have provided, or intend to provide, into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any

agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

2.      It appears from the Policy Statement Regarding Export Control available on your website that several of your products are included in the Commerce Control List maintained by the Commerce Department's Bureau of Industry and Security.  You disclose on page 14 of the Form 10-K that you require licenses or other authorizations from U.S. government agencies for the export of several of your products and technology in accordance with regulations including the Export Administration Regulations and the International Traffic in Arms Regulations.  Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Syria, and/or Sudan, are controlled items included in the Commerce Control List.  If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware.  Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Syria, and/or Sudan, and discuss any such uses of which you are aware.

3.      You state on page 14 that you discovered transactions that may have been in violation of U.S. export laws, aspects of which you have already disclosed to "the U.S. government." Please tell us what triggered the discovery of the possible violations, and the U.S. agency or agencies to which you reported them.  Discuss for us the reasons the transactions were not discovered and/or investigated earlier; the role and function of your export control policy and procedures in identifying and prohibiting inappropriate transactions with countries subject to U.S. export controls; and any changes to your compliance program and/or procedures as a result of your internal investigation.  Also, tell us the current status of your dealings with the U.S. agency or agencies to which you refer, and confirm to us that you will disclose any material proceedings or settlements with a U.S. agency or agencies regarding this matter.

4.      Please discuss for us the materiality of the contacts with Cuba, Iran, Syria, and Sudan you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Syria, or Sudan.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief